Exhibit 99.6

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

MAG Silver Corp. (the "Issuer" or "MAG")
800 West Pender Street, Suite 770
Vancouver, BC V6C 2V6

Item 2 Date of Material Change

August 15, 2016

Item 3 News Release

The Issuer issued a new release with respect to the material change described below on August 15, 2016 via Marketwired, and a copy was subsequently filed on SEDAR.

Item 4 Summary of Material Change

The Issuer reports the confirmation and extension of wide high-grade mineralization from the Deep Zone discovery on the Minera Juanicipio joint venture property (Fresnillo plc 56%; MAG 44%) previously announced April 23, 2015. The drill results from twelve (12) step-out exploration holes demonstrate continuity of high-grade, multi-stage precious and base metals mineralization now beneath both the East and the West Vein Bonanza Zones.  Mineralization is traceable over a strike length exceeding 800 metres and to a depth of 200 to 300 metres beneath the current resource estimate.  The Issuer also reported two new discoveries on the property, the Deep Zone East and the Anticipada Vein.

Item 5 Full Description of Material Change

The Issuer reports the confirmation and extension of wide high-grade mineralization from the Deep Zone discovery on the Minera Juanicipio joint venture property (Fresnillo plc 56%; MAG 44%) previously announced April 23, 2015. Valdecañas is an en echelon vein system comprised of overlapping East and West Veins. The drill results from twelve (12) step-out exploration holes demonstrate continuity of high-grade, multi-stage precious and base metals mineralization now beneath both the East and the West Vein Bonanza Zones, as shown in the table and figures below.  Mineralization is traceable over a strike length exceeding 800 metres and to a depth of 200 to 300 metres beneath the current resource estimate. Mineralization widths range from approximately 5 metres to over 29 metres with the thickest intercepts occurring where the dip of the veins steepen creating thickened "dilatant zones" (see Figures 3 & 4) that remain open to depth and laterally to the joint venture boundaries: approximately 450 metres to the west and over 700 metres to the east.

DEEP ZONE - (collectively the mineralization below the East and the West Vein Bonanza Zones)

East Vein

New Discovery of Deep Zone East: The best intercept is in hole VM2, with 29.85 metres (true width) grading 235 grams per tonne ("g/t") (6.87 ounces per ton "opt") silver, 0.50 g/t gold, 4.76% lead, 5.79% zinc, 0.99% copper; including 7.21 metres (true width) carrying 475 g/t (13.86 opt) silver; 0.66 g/t gold, 1.91% lead, 5.27% zinc and 2.38% copper. Higher grade zones within the overall intercept include very high-grade lead (>40%) and high-grade silver (1,290 g/t) associated with the highest copper values (6.79%) reported to date on the property (Table 1).

West Vein

P6 is the best new hole in the Deep Zone West cutting 22.90 metres (true width) grading 119 g/t (3.47 opt) silver, 1.13 g/t gold, 4.18% lead, 11.89% zinc and 0.27% copper; including 2.87 metres (true width) grading 292 g/t (8.52 opt) silver, 4.48 g/t gold, 13.24% lead, 24.92% zinc and 0.55% copper (Table 1).  This hole is a 100 metre offset to Hole P3, the best hole of the previous program (see Press Release of April 23, 2015).

NEW DISCOVERY – Anticipada Vein

The drilling also resulted in the discovery of the "Anticipada Vein" (VANT in Table 1), a newly recognized vein of unclear geometry lying about 100 metres into the hanging wall of the East Vein.  It has been cut in five holes and swells from 0.8 metres (true width) in Hole VM2 to 6.68 metres (true width) in Hole P13 where it grades 105 g/t (3.06 opt) silver, 2.69 g/t gold, 3.59% lead, 10.79% zinc and 0.23% copper. It remains open in several directions.

Table 1: Assay Results – Exploration Step Out Holes P5 to VM3 (1)

Hole-ID	Vein[1]	From	To	Interval	True Width[2]	Au (g/t)	Ag (g/t)	Ag (opt)	Pb (%)	Zn (%)	Cu (%)
P5	V1W	1016.20	1033.15	16.95	15.37	1.59	110	3.20	2.85	7.21	0.30
incl.	V1W	1021.15	1033.15	12.00	10.88	2.14	140	4.07	3.51	8.83	0.41
incl.	V1W	1021.15	1029.95	8.80	7.98	2.77	163	4.77	4.18	10.24	0.42
incl.	V1W	1027.35	1029.95	2.60	2.36	5.99	211	6.14	4.29	12.73	0.47

P6	V1W	1057.65	1102.50	44.85	34.35	0.78	84	2.46	2.98	8.66	0.19
incl.	V1W	1072.60	1102.50	29.90	22.90	1.13	119	3.47	4.18	11.89	0.27
incl.	V1W	1077.75	1102.50	24.75	18.96	1.34	126	3.68	4.19	12.42	0.30
incl.	V1W	1094.40	1102.50	8.10	6.20	2.84	237	6.92	9.32	18.32	0.43
incl.	V1W	1096.80	1100.55	3.75	2.87	4.48	292	8.52	13.24	24.92	0.55
incl.	V1W	1099.55	1100.55	1.00	0.77	16.00	365	10.65	13.00	13.60	0.96

Hole-ID	Vein[1]	From	To	Interval	True Width[2]	Au (g/t)	Ag (g/t)	Ag (opt)	Pb (%)	Zn (%)	Cu (%)
P7	V1W	1152.55	1163.95	11.40	8.73	0.03	49	1.42	0.61	2.69	0.19
incl.	V1W	1154.50	1157.20	2.70	2.07	0.06	117	3.41	2.06	6.88	0.50

P8	V1W	1031.95	1050.45	18.50	14.17	0.17	50	1.47	1.17	3.10	0.21
incl.	V1W	1035.50	1041.10	5.60	4.29	0.44	130	3.80	2.90	7.15	0.56

P9	V1W	1086.60	1090.00	3.40	2.10	0.04	12	0.34	1.21	0.69	0.01
and	SK	1178.90	1233.00	54.10	34.77	0.00	18	0.54	0.11	1.45	0.09

P10	V1W	1119.50	1127.30	7.80	5.98	1.17	87	2.53	0.87	6.40	0.34
incl.	V1W	1120.30	1124.45	4.15	3.18	2.09	149	4.34	1.47	11.51	0.58

P11	V1E	935.25	978.35	43.10	27.70	1.72	75	2.18	1.96	3.36	0.23
incl.	V1E	946.95	948.20	1.25	0.80	16.00	95	2.77	2.61	3.89	0.36
incl.	V1E	953.10	954.30	1.20	0.77	10.80	99	2.89	0.15	0.62	0.62
incl.	V1E	976.00	977.20	1.20	0.77	3.52	478	13.94	20.00	18.10	0.56

P12	VANT	1110.15	1116.05	5.90	4.52	0.44	136	3.98	1.94	1.92	0.68
incl.	VANT	1111.15	1113.35	2.20	1.68	0.38	260	7.59	4.93	2.33	1.62
and	V1E	1206.50	1220.25	13.75	10.53	0.01	113	3.29	0.71	3.98	0.54
and	SK	1220.25	1262.75	42.50	NA	0.01	7	0.21	0.13	0.94	0.03

Hole-ID	Vein[1]	From	To	Interval	True Width[2]	Au (g/t)	Ag (g/t)	Ag (opt)	Pb (%)	Zn (%)	Cu (%)
P13	VANT	1030.15	1040.55	10.40	6.68	2.69	105	3.06	3.59	10.79	0.23
incl.	VANT	1035.95	1039.05	3.10	1.99	5.05	127	3.72	2.48	14.31	0.34
and	V1E	1141.65	1149.00	7.35	5.63	0.16	147	4.27	1.07	3.28	0.40
incl.	V1E	1144.45	1145.45	1.00	0.77	0.07	387	11.29	5.92	10.15	1.58

VM1	VANT	718.65	722.00	3.35	3.42	0.74	40	1.15	0.76	6.55	0.06
and	V1E	792.50	798.75	6.25	5.12	1.04	130	3.81	1.15	3.00	0.64
incl.	V1E	793.90	794.60	0.70	0.57	4.02	435	12.69	0.29	7.94	2.34

VM2	VANT	779.45	780.60	1.15	0.80	0.12	350	10.21	7.79	15.45	0.67
and	V1E	889.75	926.20	36.45	29.85	0.50	235	6.87	4.76	5.79	0.99
incl.	V1E	896.50	905.30	8.80	7.21	0.66	475	13.86	1.91	5.27	2.38
incl.	V1E	904.40	905.30	0.90	0.74	0.03	1290	37.63	4.35	13.05	6.79
incl.	V1E	913.85	915.50	1.65	1.35	2.16	716	20.88	40.35	12.55	0.17

VM3	VANT	720.00	723.55	3.55	2.91	0.18	191	5.57	0.36	1.06	0.02
and	V1E	822.20	837.40	15.20	13.16	1.42	122	3.56	4.71	2.75	0.46
incl.	V1E	827.75	828.75	1.00	0.87	4.30	378	11.03	26.65	4.08	0.96

1 V1W = Valdecañas Vein West; V1E = Valdecañas Vein East; VANT = Anticipada Vein; SK = zone of skarn alteration.

[2]	True widths were estimated from cross sections and core angles. Where indicated as "NA" the true width of the structure cannot be reasonably estimated.

[3]	All silver assays over 6,000 g/t were capped at 6,000 g/t and all gold assays over 16 g/t were capped at 16 g/t, consistent with the capping used for the existing Indicated and Inferred Resources (see press release dated May 27, 2014).

Drilling results to date from the Deep Zone show the typical thickening and complementary thinning of a classic "dilatant zone" stemming from steepening and flattening of the veins (Figures 3 & 4).  This geometry creates a roughly horizontally-elongated zone of greatly increased thickness that looks to have strong lateral continuity (Figures 1 & 2). On the West Vein the fattened Deep Zone appears to be at least 250 metres high, 3 to 23 metres wide and 300 metres long; remaining open 400 metres to the western property boundary.  On the East Vein the fattened Deep Zone appears to be at least 300 metres high, 2.7 to 22 metres wide and 450 metres long; remaining completely open to depth and over 700 metres to the eastern property boundary.

The Deep Zone displays strong base metal mineralization stages cut by later quartz veining stages. In some holes, swarms of barren quartz veinlets extend for tens of metres around the mineralized zones. There are significant orientation differences between the various vein stages suggesting structural complexity not seen higher in the system. The interpretation of increased structural complexity is reinforced by the geometry of the "Anticipada Vein" (VANT in Table 1). The narrowness of the intercepts in Holes P7 and P9 appears to indicate downward flattening of the vein. Although less well constrained, changes in vein strike may explain the widening of the vein to the east and west of the overlap zone. Notably, the overlap zone also appears to coincide with the zone of broadest skarn alteration, which exceeds 200 metres wide in Hole P12.  The highest copper values appear to fall around the edges of the skarn zone. These geologic data continue to support the concept that the overlap zone coincides with a major ore-fluid upwelling zone.

In addition to the exploration drilling, underground development and associated surface and underground mining infrastructure continue to be progressed on the Juanicipio property. The ramp is approaching 3,200 metres and the plane of the Valdecañas en echelon vein system is anticipated to be reached late 2016 or early 2017.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 35 years of relevant experience focussed on silver and gold exploration in Mexico. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer (CXO) and a Shareholder of MAG and is a vendor of projects, other than Juanicipio, whereby he may receive royalties. Dr. Megaw is satisfied that the results described in this material change report are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Quality Assurance and Control: The samples are shipped directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

The news release referred to in this material change report is available under the Issuer's profile on SEDAR at www.sedar.com and as filed with the U.S. Securities and Exchange Commission.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, please contact Michael J. Curlook, VP Investor Relations and Communications, at 604-630-1399.

Item 9 Date of Report

August 12, 2016.

This document includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. All statements in this document, other than statements of historical facts are forward looking statements, including statements that address the anticipated dates by which the ramp is expected reach the plane of the Valdecañas en echelon vein system; the anticipated impact of the exploration drilling results; exploitation activities and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Issuer's filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.